Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

陆金所控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

(1) PROPOSED DECLARATION OF SPECIAL DIVIDEND

(2) ANNOUNCEMENT PURSUANT TO RULE 3.7 OF THE TAKEOVERS CODE

PROPOSED DECLARATION OF SPECIAL DIVIDEND

On March 21, 2024, the Board resolved to recommend the declaration and distribution of the Special Dividend out of the share premium account under the reserves of the Company in the amount of US$1.21 per Share or US$2.42 per ADS. The Special Dividend will be payable in cash, with eligible holders of Shares given an option to elect to receive the Special Dividend wholly in the form of new Shares and eligible holders of ADSs given an option to elect to receive the Special Dividend wholly in the form of new ADSs (except for Hong Kong Securities Clearing Company Nominees Limited, the Depositary, and other intermediaries such as brokers that are aggregating the elections of more than one holder, which may elect to receive their entitlement partly in cash and partly in the form of new Shares or ADSs). Holders of ADSs who wish to elect to receive the Special Dividend in the form of new ADSs must act through the Depositary. Eligible holders of Shares or holders of ADSs who do not return the election form will receive the Special Dividend in cash.

Subject to the approval of the holders of Shares at the AGM and compliance with the Companies Act of the Cayman Islands, a circular containing details of the distribution of the Special Dividend (including scrip dividend arrangements) together with the relevant election form will be despatched to the holders of Shares as and when appropriate. The scrip dividend under the Special Dividend is subject to (i) the Hong Kong Stock Exchange granting the listing of and permission to deal in the new Shares to be issued pursuant thereto; and (ii) the authorization from the New York Stock Exchange with respect to listing of new ADSs to be issued pursuant thereto.

Subject to the approval of the holders of Shares at the AGM and compliance with the Companies Act of the Cayman Islands, the Company expects the cheque for the Special Dividend and share certificates to be sent to the holders of Shares no later than Thursday, August 15, 2024 (Hong Kong time). The Depositary expects to distribute the Special Dividend in the form of cash or new ADSs to the holders of ADSs no later than Thursday, August 22, 2024 (New York time). Dividend to be distributed to the holders of ADSs through the Depositary will be subject to the terms of the deposit agreement, including the applicable fees of the Depositary.

ANNOUNCEMENT PURSUANT TO RULE 3.7 OF THE TAKEOVERS CODE

This announcement is also issued pursuant to Rule 3.7 of the Takeovers Code.

If the Special Dividend is approved at the AGM, and depending on the increase in its level of shareholding interest(s), as a result of the election to receive the Special Dividend by way of scrip dividend, one or more holder(s) of Shares or holder(s) of ADSs (together with parties acting in concert with it) may result in an increase in the shareholding of more than 2% of the enlarged issued share capital of the Company and such holder(s) of Shares or holder(s) of ADSs (as the case may be) could thereby become obligated to make a mandatory general offer in accordance with Rule 26 of the Takeovers Code.

If all holders of Shares and holders of ADSs take up the proposed scrip dividend alternative entitlement in full, the percentage shareholding of all holders of Shares and holders of ADSs will not change. Therefore, no such mandatory general offer will be triggered.

As at the date of this announcement, based on the information available to the Company, the Controlling Shareholders altogether controlled 474,905,000 Shares, representing approximately 41.43% of the total issued Shares; and the Substantial Shareholder held and interested in 308,198,174 Shares, representing approximately 26.89% of the total issued Shares. Assuming only the Controlling Shareholders or only the Substantial Shareholder (as the case may be) elect for all scrip dividend, while all other holders of Shares and holders of ADS elect for all cash dividend, the Controlling Shareholders or the Substantial Shareholder might trigger a mandatory general offer in accordance with Rule 26 of the Takeovers Code.

Securities of the Company

Pursuant to Rule 3.8 of the Takeovers Code, set out below are details of all classes of relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) issued by the Company, together with the number of such securities in issue as at the date of this announcement:

1. 1,146,319,171 Shares of US$0.00001 each are in issue;

2. options to subscribe for up to 13,394,025 Shares (equivalent to 6,697,012 ADSs) granted under the Company’s 2014 Share Incentive Plan adopted in December 2014 are outstanding;

3. performance share units to subscribe for up to 656,531 Shares (equivalent to 328,265 ADSs) granted under the Company’s 2019 Performance Share Unit plan adopted in September 2019 are outstanding; and

4. Ping An Convertible Promissory Notes in an aggregate principal amount of US$976.9 million, which can be converted into an aggregate of 76,679,748 Shares (equivalent to 38,339,874 ADSs).

Monthly update

Pursuant to Rule 3.7 of the Takeovers Code, the Company will make monthly announcement(s) to keep the market informed until an announcement (i) of firm intention to make an offer under Rule 3.5 of the Takeovers Code; or (ii) of a decision not to proceed with an offer by particular shareholder(s).

Dealings disclosure

For the purpose of the Takeovers Code, the offer period commences on the date of this announcement, being March 21, 2024.

In accordance with Rule 3.8 of the Takeovers Code, associates (as defined under the Takeovers Code which includes, among others, any person who owns or controls 5% or more of any class of relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) of the Company) of the Controlling Shareholders, the Substantial Shareholder and the Company are reminded to disclose their dealings in any relevant securities of the Company pursuant to Rule 22 of the Takeovers Code.

In accordance with Rule 3.8 of the Takeovers Code, reproduced below is the full text of Note 11 to Rule 22 of the Takeovers Code:

Responsibilities of stockbrokers, banks and other intermediaries

“Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates of an offeror or the offeree company and other persons under Rule 22 and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than $1 million.

This dispensation does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation.”

WARNINGS:

There is no assurance that the proposed resolution in relation to the Special Dividend will be approved at the AGM, or a mandatory general offer under Rule 26.1 of the Takeovers Code will be triggered.

Holders of Shares, holders of ADSs and potential investors of the Company should exercise caution when dealing in the securities of the Company, and if they are in any doubt about their position, they should consult their professional adviser(s).

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings.

“acting in concert”	has the meaning ascribed to it under the Takeovers Code

“ADS(s)”	American Depositary Shares, with each ADS representing two Shares

“AGM”	the forthcoming annual general meeting to be held on Thursday, May 30, 2024

“An Ke Technology”	An Ke Technology Company Limited (安科技術有限公司), a limited liability company incorporated in Hong Kong directly wholly-owned by Ping An Financial Technology, and based on the information available to the Company, directly holding approximately 24.86% of the total issued Shares, and is one of the Controlling Shareholders

“Board”	the board of Directors of the Company

“Company”	Lufax Holding Ltd (陆金所控股有限公司), a company with limited liability incorporated in the Cayman Islands and listed on the New York Stock Exchange (NYSE ticker: LU) and the Hong Kong Stock Exchange (stock code: 6623)

“Controlling Shareholder(s)”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Ping An Insurance, An Ke Technology, Ping An Overseas Holdings and Ping An Financial Technology, and based on the information available to the Company, altogether holding approximately 41.43% of the total issued Shares

“Depositary”	Citibank, N.A., depositary bank for the ADS program

“Director(s)”	the director(s) of the Company

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Ping An Financial Technology”	Shenzhen Ping An Financial Technology Consulting Co. Ltd. (深圳平安金融科技諮詢有限公司), a limited liability company established under the laws of the PRC wholly-owned by Ping An Insurance, and is one of the Controlling Shareholders

“Ping An Insurance”	Ping An Insurance (Group) Company of China, Ltd. (中國平安 保險(集團)股份有限公司), a company established as a joint stock company under the laws of PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock code: 2318), and is one of the Controlling Shareholders

“Ping An Overseas Holdings”	China Ping An Insurance Overseas (Holdings) Limited (中國平 安保險海外（控股）有限公司), a company with limited liability incorporated in Hong Kong directly wholly-owned by Ping An Insurance, and based on the information available to the Company, directly holding approximately 16.57% of the total issued Shares, and is one of the Controlling Shareholders

“Share(s)”	the ordinary shares of the Company with a par value US$0.00001 per share

“Special Dividend”	the declaration and distribution of the special dividend out of the share premium account under the reserves of the Company in the amount of US$1.21 per Share or US$2.42 per ADS

“Substantial Shareholder”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Tun Kung

“Takeovers Code”	Code on Takeovers and Mergers

“Tun Kung”	Tun Kung Company Limited, a company with limited liability incorporated in the British Virgin Islands, and based on the information available to the Company, directly holding and deriving interest from ADSs an aggregate of approximately 26.89% of the total issued Shares

“US$”	U.S. dollars, the lawful currency of the United States of America

“%”	per cent

By order of the Board
Lufax Holding Ltd
Yong Suk CHO
Chairman of the Board and Chief Executive Officer

Hong Kong, March 21, 2024

As at the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Gregory Dean GIBB as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Yuqiang HUANG as the non-executive Directors and, Mr. Rusheng YANG, Mr. Weidong LI, Mr. Xudong ZHANG and Mr. David Xianglin LI as the independent non-executive Directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.